Exhibit 99.1



Alcon Announces Leadership Change to Research and Development Organization

HUENENBERG, Switzerland – March 10, 2008 - Alcon, Inc. (NYSE:ACL) announced today that Gerald D. Cagle, Ph.D., Alcon's senior vice president of Research and Development and chief scientific officer, will be retiring from the company on June 30, 2008, after 32 years of dedicated service. The company also announced that Sabri Markabi, MD, currently vice president, head of Development Franchise at Novartis Global Development, will succeed Dr. Cagle and join the company as senior vice president of Research and Development on March 27, 2008.

Dr. Cagle began his long and distinguished career at Alcon in 1976 as a senior scientist in Microbiology. He quickly advanced to lead the Product Development organization and was named vice president, Product Development in 1985. He has also served a two-year assignment as the vice president of Regulatory Affairs. Dr. Cagle took over management of the Research and Development (R&D) organization and was named as senior vice president in 1997.

Under Dr. Cagle's leadership, Alcon's R&D group has grown to 1,300 employees in 18 countries. During his tenure, Alcon developed industry-leading therapies and devices including Patanol® and Pataday® for ocular allergies, Vigamox® for bacterial conjunctivitis, TobraDex® for eye infections and inflammation, the AcrySof® line of intraocular lenses for cataract surgery, both the Infiniti® and Accurus® eye surgery systems and the OPTI-Free® line of multi-purpose disinfecting solutions.

"Jerry's leadership has been instrumental in expansion and growth of Alcon's global product portfolio and he has been responsible for bringing to market products that have improved the quality of patient care," said Cary Rayment, Alcon's chairman, president and chief executive officer. "Fortunately, Sabri and I will have several months to work with Jerry and draw upon his invaluable experience, judgement and scientific expertise to ensure a smooth transition of R&D leadership."

Dr. Markabi received his medical degree in 1982 from the University of Damascus in Syria. He completed his clinical training and certification in Neurology with additional qualifications in neuropsycopharmacology from the University of Pierre et Marie Curie, Paris France. He then practiced medicine and clinical research as staff neurologist on the faculty of the University Hospital in Tours, France.

In 1991, Dr. Markabi joined CIBA-GEIGY, one of the parent companies of Novartis, as a clinical research physician, Central Nervous System (CNS) and assumed positions of increasing responsibilities in France, Basel, Switzerland and in New Jersey, where he became the global head of CNS, clinical R&D and was involved in the development of various CNS therapies. In 2004, he was appointed vice president, global head of Development for the Ophthalmic Business Unit, where he was member of the executive committee and oversaw all aspects of the Development organization including R&D strategy, experimental medicine, clinical development and regulatory affairs. Earlier this year, Dr. Markabi was appointed to his most recent position of vice president, head of Development Franchise at Novartis Global Development.

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"Sabri brings to Alcon a comprehensive approach to scientific discovery, evaluation and development that is impressive and will be of great importance to Alcon and the ophthalmic scientific community," said Dr. Cagle. "I have confidence in Sabri's experience and ability to lead our R&D organization in the research and development of novel vision-saving therapies and devices in the future."

"I am excited to join Alcon, which will allow me to put my scientific and clinical experience to work in the rapidly advancing field of ophthalmology," stated Dr. Markabi. "I look forward to continuing the success seen under Dr. Cagle's leadership and to working with the industry-leading scientists in Alcon's Research and Development organization."

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About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

__Caution Concerning Forward-Looking Statements.__ This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

__For information, contact:__
__Alcon__
Doug MacHatton
Vice President, Investor Relations and Corporate Communications
(001) 817-551-8974
doug.machatton@alconlabs.com

Kathleen Golden
Manager, Corporate Communications
(001) 817-551-4963
kathleen.golden@alconlabs.com

www.alcon.com